Exhibit 5.3

Intellect Neurosciences, Inc.,
7 West 18th Street, 9th Floor,
New York, NY 10011

CONFIDENTIAL:  The contents of this letter may constitute material non-public information.  Disclosure of any such information, or trading in securities of Intellect Neurosciences while in possession of such information, could be a violation of U.S. and state securities laws.

Daniel Chain, Chairman & CEO

November 24, 2009

Re: Series B Convertible Preferred Stock

Dear Preferred Stockholder,

As we have previously reported, our cash balance is dangerously low and we have engaged HFP Capital Markets LLC to seek equity financing on our behalf.  It has become clear to us, through discussions with HFP and potential investors, that the significant amount of the Company’s outstanding convertible preferred stock impairs our ability to attract a meaningful amount of new equity funding.

The shares of Series B Convertible Preferred Stock (“Pref Stock”) that you hold are currently convertible into our common stock at a conversion price of $1.75 per share.  If the Company were to sell common stock at a price below $1.75 per share, the conversion price of your Pref Stock would be reduced to equal the sale price of that common stock, pursuant to the anti-dilution adjustment provisions of Section 6(g) of the Certificate of Designations, Preferences, and Rights of Series B Preferred Stock (the “Certificate of Designations”).  Our common stock has been trading in the range of approximately $0.06 to $0.16 during the past 3 months on the OTC Bulletin Board.  Therefore, if the Company were able to sell any common stock at this time, the sale price would be considerably lower than the $1.75 conversion price of your Pref Stock, and your conversion price would drop as described above.

The Company would be willing to sell one or more shares of common stock for $0.10 per share in order to automatically reduce the conversion price of your Pref Stock to $0.10 and thereby provide you with an incentive to voluntarily elect to convert your Pref Stock into common stock in accordance with the terms of the Certificate of Designations.  Based on our discussions with HFP and potential investors, we believe that, if a substantial portion of the Pref Stock were converted, the Company would be in a far stronger position to attract new financing.  Therefore, enclosed with this letter is a Conversion Request.  If you would be willing to convert any or all shares of Pref. Stock that you own into common stock at $0.10 per share subject to the conditions described on the Conversion Request, then please complete the Conversion Request and send it to Elliot Maza, CFO, Intellect Neurosciences, Inc. as described on the Conversion Request.  DO NOT SEND ANY SERIES B CONVERTIBLE PREFERRED STOCK CERTIFICATES AT THIS TIME.  Mr. Maza will hold the Conversion requests in escrow. If and when the conditions described in the Conversion Request have been satisfied, the Company will issue and sell shares of common stock for $0.10 per share.  The Company will then notify you that the conversion price of the Pref. Stock has been reduced to $0.10 per share pursuant to the provisions of Section 6(g) of the Certificate of Designations.  At that time, you will be instructed to send to the Company the certificates representing the shares of Pref Stock that you have chosen to convert and the Company will issue and deliver to you a certificate for the number of shares of common stock to which you are entitled upon conversion at $0.10 per share, in accordance with Section 6(b) of the Certificate of Designations.

If all the conditions described in the Conversion Notice are not satisfied, you would not be able to convert your Pref Stock into common stock at $0.10 per share, and your Conversion Notice will be returned to you by Mr. Maza.  There can be no assurance that any of those conditions will be satisfied.  Even if all such conditions are satisfied and your Pref Stock is converted into common stock, there can be no assurance that the Company will be able to sell new equity or otherwise obtain funding necessary to continue its operations.

As a further inducement to potential new investors, the Company is seeking from holders of Pref Stock a waiver of the anti-dilution adjustment provisions of Section 6(g) of the Certificate of Designations.  This waiver would permit the Company to issue shares of common stock at a price below $0.10 per share, without the conversion price of the Pref Stock being lowered below $0.10, except as described below and more fully in the enclosed Waiver Consent form.  The waiver would not take effect until after the Company has issued shares of common stock at $0.10 per share and the conversion price of your Pref Stock has been reduced to $0.10 per share.  The waiver would apply only to “Qualified Issuances,” which are issuances of common stock by the Company before February 1, 2010 at a price per share of less than $0.10, but not less than $0.08 per share, and the concurrent issuance for no additional consideration of warrants to purchase common stock of the Company at an exercise price of not less than $0.09 per share.  The waiver would be a complete waiver of all anti-dilution adjustment rights under Section 6(g) of the Certificate of Designations for any Qualified Issuances.

As a further inducement to Pref Stock holders who may desire to invest additional funds, the Company proposes that any holder of Pref Stock that purchases securities in a Qualified Issuance for a total cash payment equal to at least 25% of the stated value of such holder’s Pref Stock would be entitled to the anti-dilution adjustment rights under Section 6(g) of the Certificate of Designations with respect to all the Pref Stock held by such holder, which would reduce the conversion price of all of such holder’s Pref Stock below $0.10 per share.

The written consent of the holders of more than 50% of the outstanding shares of Pref Stock are required to approve the foregoing waiver, in accordance with Section 5(b) of the Certificate of Designations.  The approval by such a majority would apply to all outstanding Pref Stock, including shares owned by holders who did not consent to such waiver.

A copy of the Certificate of Designations has been enclosed with this letter.  If your shares of Pref Stock are converted into common stock, you will no longer have the preferences and other rights provided in the Certificate of Designations for the shares converted, including the right to receive dividends and a liquidation preference.  Please read the Certificate of Designations in its entirety and consult with your own legal, financial and tax advisors for advice as to whether you should elect to convert shares of Pref Stock upon the stated conditions or grant the waiver requested by this letter.

If you or your advisors have any questions or would like additional information, please contact Elliot Maza, Chief Financial Officer of the Company, at (212) 448-9300 or by email at Elliot.Maza@IntellectNS.com.

Thank you.

Sincerely,
Intellect Neurosciences, Inc.

/s/ Daniel Chain
Daniel Chain, PhD
Chairman of the Board & Chief Executive Officer

INTELLECT NEUROSCIENCES, INC.
SERIES B CONVERTIBLE PREFERRED STOCK

NOTICE OF CONVERSION

The undersigned is the registered holder of ______ shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Pref Stock”), of Intellect Neurosciences, Inc., a Delaware corporation (the “Company”).  The undersigned hereby elects to convert _____ shares of Pref. Stock, plus all accrued and unpaid dividends on such shares, into shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) at the conversion price of ten cents ($0.10) per share (the “Conversion”), with such conversion to be effective if and when all of the “Requisite Events” set forth below have occurred, the “Adjustment Notice” (as defined below) has been sent to the undersigned by the Company, and the Company has received the certificate(s) representing the shares of Pref Stock to be converted.

The Company agrees to issue and sell one or more shares of Common Stock for a consideration per share of ten cents ($0.10) promptly following the occurrence of all of the Requisite Events and in consideration of the undersigned agreeing to the “Conversion Conditions” set forth below.  Immediately upon the issuance by the Company of shares of Common Stock for a consideration of $0.10 per share, the conversion price of the Pref. Stock will automatically be adjusted to $0.10 per share pursuant to Section 6(g) of the Certificate of Designations, Preferences, and Rights of Series B Convertible Preferred Stock.  The Company agrees to promptly send to the undersigned notice of such adjustment (the “Adjustment Notice”) and the undersigned agrees to send to the Company, promptly following receipt of the Adjustment Notice, the stock certificate(s) for all of the shares of Pref. Stock to be converted.

Requisite Events – Before the Conversion can become effective, all of the following events must occur (the “Requisite Events”):

1.           Holders of at least eighty percent (80%) of the total outstanding shares of Pref Stock shall have agreed to the Conversion of such shares, and they shall have delivered to the Escrow Agent (and not revoked) properly completed Notices of Conversion and Purchase Forms;

2.           Holders of more than fifty percent (50%) of the total outstanding shares of Pref Stock shall have consented in writing to the waiver of anti-dilution adjustments as provided in the Waiver Consent form sent to Pref Stock holders with this Notice of Conversion; and

3.           Holders of Common Stock and Pref. Stock shall have duly approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of Common Stock from 100 million to 650 million.

Representations & Warranties – With respect to the issuance of shares of Common Stock upon the Conversion, the undersigned represents and warrants to the Company that the undersigned:  (i) is an “accredited investor” as such term is defined in Section 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”); (ii) is aware that the shares of Common Stock have not and will not be registered  under the Securities Act or any state securities laws and may not be sold, distributed or otherwise disposed of unless there is an effective registration statement under the Securities Act covering any such transaction or the Company receives a legal opinion satisfactory to the Company from the undersigned’s legal counsel that such transaction is exempt from registration; (iii) has been furnished with all information that it deems necessary to evaluate the merits and risks of Conversion; (iv) is acquiring the Common Stock for its own account for investment and not with a view to the sale or distribution of any such stock in violation of applicable securities laws.

This completed Notice of Conversion shall be sent to the Escrow Agent, Elliot Maza, CFO, Intellect Neurosciences, Inc. (Tel: 212-697-9500 x102).  Do not send any stock certificates for Pref Stock at this time.

Name of registered holder

Signature
Title (if applicable):

INTELLECT NEUROSCIENCES, INC.
SERIES B CONVERTIBLE PREFERRED STOCK

WAIVER CONSENT

The undersigned is the registered holder of ______ shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Pref Stock”), of Intellect Neurosciences, Inc., a Delaware corporation (the “Company”).  Pursuant to Section 5(h) of the Certificate of Designations, Preferences, and Rights of Series B Convertible Preferred Stock (the “Certificate of Designations”, a complete copy of which has been provided to the undersigned before executing this document, the undersigned hereby consents with respect to all such shares of Pref Stock to the following waiver of the rights of all holders of Pref Stock:

The provisions of Section 6(g) of the Certificate of Designations (titled “Certain Anti-Dilution Adjustments”) shall be waived to the extent set forth below with respect only to the following issuances of securities by the Company (referred to herein as “Waived Issuances”): issuances before February 1, 2010 of common stock, par value $0.001 per share, of the Company (“Common Stock”) at a price per share less than ten cents ($0.10) but not less than eight cents ($0.08) and concurrent issuances for no additional consideration of warrants to purchase shares of Common Stock at an exercise price of not less than nine cents ($0.09) per share.  This waiver shall be a complete waiver of the provisions of Section 6(g) and there shall be no adjustment of the Conversion Price (as such term is defined in the Certificate of Designations) with respect to any Waived Issuances; provided, however, this waiver shall not apply to any shares of Pref. Stock held by a Qualified Purchaser (as defined below).  A “Qualified Purchaser” is a holder of Pref. Stock (together with any affiliates) that purchases securities in one or more Waived Issuances for a total cash payment to the Company equal to at least twenty-five percent (25%) of the stated value of the Pref Stock held by such holder (together with its affiliates) as of November 1, 2009.

This waiver shall not take effect until after the Company has issued one or more shares of Common Stock at $0.10 per share and the Conversion Price of the Pref Stock has been reduced to $0.10 per share pursuant to the provisions of Section 6(g) of the Certificate of Designations.

Name of registered holder

Signature:
Title (if applicable):